VNUE, Inc.

104 West 29th Street, 11th Floor

New York , NY 10001

Via EDGAR

June 15, 2022

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Brian Fetterolf

Re:	VNUE, Inc.

Registration Statement on Form S-1

Filed February 14, 2022

File No. 333-262712

Dear Mr. Fetterolf:

I write on behalf of VNUE, Inc, (the “Company”) in response to Staff’s letter of February 28, 2022, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed February 14, 2022 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Registration Statement on Form S-1 filed February 14, 2022

General

1. We note that your common stock is quoted on the OTC Pink marketplace. Please note that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink to be such a market for the purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your registration statement to set a fixed price for the shares to be sold by the selling stockholders.

In response to this comment, the Company revised the registration statement for an equity line financing, which provides for at market prices.

2. Please provide updated audited financial statements and unaudited pro forma financial statements for fiscal year 2021, and provide conforming disclosure throughout your filing. Please refer to Rule 8-08 of Regulation S-X. Additionally, please file the auditor consent of Weinberg & Company P.A., and the consent of BF Borgers CPA PC, related to its audit report dated February 11, 2022 for the financial statements of Stage It Corp. as of December 31, 2020 and 2019, included in your filing.

In response to this comment, the Company included the 2021 and 2020 audited financials, updated pro formas for 2021, the March 31, 2022 financiaals and new auditor consents in the amended registration statement.

3. Please include a section describing your business pursuant to Item 101 of Regulation S-K.

In response to this comment, the Company included a description of business pursuant to Item 101 of Regulation S-K in the amended registration statement.

Sincerely,

/s/ Zach Bair
Zach Bair
Chief Executive Officer